EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2014	2013	2012	2011	2010

Income from continuing operations before income taxes and
income from partially owned entities	$563,316	$450,385	$59,102	$463,295	$582,403
Fixed charges	547,353	540,263	515,521	521,603	522,313
Income distributions from partially owned entities	96,286	54,030	226,172	93,635	61,037
Capitalized interest and debt expense	(62,786)	(42,303)	(16,801)	(1,197)	(864)

Earnings - Numerator	$1,144,169	$1,002,375	$783,994	$1,077,336	$1,164,889

Interest and debt expense	$467,715	$481,304	$484,794	$508,555	$509,912
Capitalized interest and debt expense	62,786	42,303	16,801	1,197	864
1/3 of rental expense – interest factor	16,852	16,656	13,926	11,851	11,537
Fixed charges - Denominator	547,353	540,263	515,521	521,603	522,313
Preferred unit distributions	81,514	83,965	86,873	82,384	73,726
Combined fixed charges and preference distributions - Denominator	$628,867	$624,228	$602,394	$603,987	$596,039

Ratio of earnings to fixed charges	2.09	1.86	1.52	2.07	2.23

Ratio of earnings to combined fixed charges and preference distributions	1.82	1.61	1.30	1.78	1.95

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, and (iii) income distributions from partially owned entities, minus (iv) capitalized interest. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, and (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.